Exhibit 99.1

SOHU.COM REPORTS FIRST QUARTER 2019 UNAUDITED FINANCIAL RESULTS

BEIJING, April 29, 2019 –Sohu.com Limited (NASDAQ: SOHU), China’s leading online media, video, search and gaming business group, today reported unaudited financial results for the first quarter ended March 31, 2019.

First Quarter Highlights

•	Total revenues were US$431 million[1], down 5% year-over-year and 11% quarter-over-quarter.

•	Brand advertising revenues were US$43 million, down 24% year-over-year and 25% quarter-over-quarter.

•	Search and search related advertising revenues[2] were US$234 million, up 6% year-over-year and down 15% quarter-over-quarter.

•	Online game revenues were US$99 million, down 6% year-over-year and up 5% quarter-over-quarter.

•

Excluding a US$6 million impairment of intangibles via acquisitions of businesses (net of tax effects) recognized in this quarter, operating loss for Sohu Video was US$27 million, compared with a loss of US$48 million in the first quarter 2018.

•	GAAP net loss attributable to Sohu.com Limited was US$57 million, compared with a net loss of US$93 million in the first quarter of 2018.

•

Non-GAAP net loss attributable to Sohu.com Limited was US$55 million. Excluding the effect of the aforementioned impairment of intangibles via acquisitions of businesses, net of tax effects, Non-GAAP net loss attributable to Sohu.com Limited was US$48 million, compared with a net loss of US$97 million in the first quarter of 2018.

•

Further excluding the profit/loss generated by Sogou and Changyou, the Non-GAAP net loss attributable to Sohu.com Limited was US$72 million, compared with a net loss of US$93 million in the first quarter of 2018.

Dr. Charles Zhang, Chairman and CEO of Sohu.com Limited, commented, “In the first quarter, we delivered better-than-expected revenue, mainly driven by the solid performance of our search and game businesses. Sohu Media continued to make progress upgrading its products and content on our platform and we explored new ways to diversify revenue sources. Sohu Video consistently offered appealing self-developed dramas and its financial loss continued to narrow due to strict cost controls. For Sogou, the user base of its mobile search and keyboard products further expanded while its core search revenue grew faster than the industry. In the first quarter, Changyou’s revenue and profit exceeded guidance as the TLBB PC game performed very well during the Chinese New Year holidays.”

First Quarter Financial Results

Revenues

Total revenues for the first quarter of 2019 were US$431 million, down 5% year-over-year and 11% quarter-over-quarter.

Total online advertising revenues, which include revenues from the brand advertising and search and search-related advertising businesses, for the first quarter of 2019 were US$277 million, flat year-over-year and down 17% quarter-over-quarter.

Brand advertising revenues for the first quarter of 2019 totaled US$43 million, down 24% year-over-year and 25% quarter-over-quarter. The decrease was mainly due to decreases in portal and video advertising revenues.

Search and search-related advertising revenues for the first quarter of 2019 were US$234 million, up 6% year-over-year and down 15% quarter-over-quarter.

Online game revenues for the first quarter of 2019 were US$99 million, down 6% year-over-year and up 5% quarter-over-quarter. The year-over-year decrease was due to the natural decline in revenue of Changyou’s older games, including Legacy TLBB Mobile. The quarter-over-quarter increase was mainly due to the better-than-expected performance of TLBB PC, which resulted primarily from in-game promotional events around the Chinese Spring Festival in the first quarter of 2019.

[1]

On a constant currency (non-GAAP) basis, if the exchange rate in the first quarter of 2019 had been the same as it was in the first quarter of 2018, or RMB6.36=US$1.00, US$ total revenues in the first quarter of 2019 would have been US$457 million, or US$26 million more than GAAP total revenues, and up 1% year-over-year.

[2]	Search and Search related advertising revenues exclude intra-Group transactions.

Gross Margin

Both GAAP and non-GAAP3 gross margin was 40% for the first quarter of 2019, compared with 43% in the first quarter of 2018 and 43% in the fourth quarter of 2018.

Both GAAP and non-GAAP gross margin for the online advertising business for the first quarter of 2019 was 23%, compared with 29% in the first quarter of 2018 and 32% in the fourth quarter of 2018.

GAAP gross margin for the brand advertising business in the first quarter of 2019 was 20%, compared with 10% in the first quarter of 2018 and 26% in the fourth quarter of 2018. Non-GAAP gross margin for the brand advertising business was 20%, compared with 9% in the first quarter of 2018 and 26% in the fourth quarter of 2018. The year-over-year margin improvement was mainly due to decreased video content cost. The quarter-over-quarter decrease was mainly due to decreased brand advertising revenue.

Both GAAP and non-GAAP gross margin for the search and search-related advertising business in the first quarter of 2019 was 24%, compared with 34% in the first quarter of 2018 and 34% in the fourth quarter of 2018. The year-over-year and quarter-over-quarter decrease primarily resulted from increases in traffic acquisition costs outpacing revenue growth.

Both GAAP and non-GAAP gross margin for online games in the first quarter of 2019 was 86%, compared with 84% in the first quarter of 2018 and 85% in the fourth quarter of 2018.

Operating Expenses

For the first quarter of 2019, GAAP operating expenses totaled US$217 million, down 4% year-over-year and 15% quarter-over-quarter. Non-GAAP operating expenses were US$215 million, down 6% year-over-year and 15% quarter-over-quarter. The year-over-year decrease in operating expenses was mainly due to decreases in salary and benefit expenses. The quarter-over-quarter decrease was mainly due to decreased product development and marketing expenses at Sogou, and an impairment charge recognized by Changyou in the fourth quarter of 2018 related to its 17173.com website business.

Operating Loss

GAAP operating loss for the first quarter of 2019 was US$46 million, compared with an operating loss of US$31 million in the first quarter of 2018 and an operating loss of US$48 million in the fourth quarter of 2018.

Non-GAAP operating loss for the first quarter of 2019 was US$44 million, compared with an operating loss of US$34 million in the first quarter of 2018 and an operating loss of US$46 million in the fourth quarter of 2018.

Income Tax Expense

GAAP income tax expense was US$11 million for the first quarter of 2019, compared with income tax expense of US$63 million in the first quarter of 2018 and income tax benefit of US$70 million in the fourth quarter of 2018. Non-GAAP income tax expense was US$9 million for the first quarter of 2019, compared with income tax expense of US$63 million in the first quarter of 2018 and income tax expense of US$5 million in the fourth quarter of 2018.

The income tax expense for the first quarter of 2018 included Changyou’s accrual of additional withholding income taxes of US$47 million for the period before December 31, 2017 recognized in relation to a change in policy for Changyou’s PRC subsidiaries with respect to their distribution of cash dividends.

[3]

Non-GAAP results exclude share-based compensation expense; non-cash tax benefits from excess tax deductions related to share-based awards; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; income/expense from the adjustment of contingent consideration previously recorded for acquisitions; dividends and deemed dividends to non-controlling preferred shareholders of Sogou; a one-time income tax expense recognized in the fourth quarter of 2017 as a result of the one-time transition tax (the “Toll Charge”) imposed by the U.S. Tax Cuts and Jobs Act signed into law on December 22, 2017 (the “TCJA”); the subsequent re-evaluation for the fourth quarter of 2018 and adjustment of the tax expense previously recognized for the Toll Charge; the resulting recognition of a previously unrecognized tax benefit and recording of an uncertain tax position related to the balance of the Toll Charge; and interest accrued in relation to the previously unrecognized tax benefit. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

The income tax benefit recognized in the fourth quarter of 2018 resulted from management’s re-evaluation and adjustment of the tax expense previously recognized in the fourth quarter of 2017 for the one-time transition tax (the “Toll Charge”) imposed by the U.S. Tax Cuts and Jobs Act (the “TCJA”), and interest accrued in relation to the unrecognized tax benefit.4.

Net Income/(Loss)

GAAP net loss attributable to Sohu.com Limited for the first quarter of 2019 was US$57 million, or US$1.44 loss per fully-diluted ADS, compared with a net loss of US$93 million in the first quarter of 2018 and a net income of US$15 million in the fourth quarter of 2018. Non-GAAP net loss attributable to Sohu.com Limited for the first quarter of 2019 was US$55 million, or US$1.39 loss per fully-diluted ADS, compared with a net loss of US$97 million in the first quarter of 2018 and a net loss of US$59 million in the fourth quarter of 2018.

Liquidity

As of March 31, 2019, cash and cash equivalents and short-term investments held by the Sohu Group, minus short-term bank loans, were US$1.75 billion, compared with US$1.73 billion as of December 31, 2018.

Business Outlook

For the second quarter of 2019, Sohu estimates:

•	Total revenues to be between US$469 million and US$494 million.

•	Brand advertising revenues to be between US$47 million and US$52 million; this implies an annual decrease of 15% to 24% and a sequential increase of 9% to 21%.

•	Sogou revenues to be between US$303 million and US$313 million; this implies an annual increase of 1% to 4% and a sequential increase of 20% to 24%.

•	Online game revenues to be between US$90 million and US$100 million; this implies an annual decrease of 5% to an annual increase of 6% and a sequential decrease of 9% to a sequential increase of 1%.

•

Non-GAAP net loss attributable to Sohu.com Limited. to be between US$38 million and US$48 million, and non-GAAP loss per fully-diluted ADS to be between US$0.95 and US$1.20. GAAP net loss attributable to Sohu.com Limited to be between US$40 million and US$50 million, and GAAP loss per fully-diluted ADS to be between US$1.00 and US$1.25.

•

Excluding the profit/loss generated by Sogou and Changyou, Non-GAAP net loss attributable to Sohu.com Limited. to be between US$65 million and US$70 million, GAAP net loss attributable to Sohu.com Limited to be between US$67million and US$72 million.

For the second quarter 2019 guidance, the Company has adopted a presumed exchange rate of RMB6.80=US$1.00, as compared with the actual exchange rate of approximately RMB6.38=US$1.00 for the second quarter of 2018, and RMB6.74=US$1.00 for the first quarter of 2019.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”), Sohu’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Sohu.com Limited and diluted net income attributable to Sohu.com Limited per share, which are adjusted from results based on GAAP to exclude the impact of the share-based awards, which consist mainly of share-based compensation expenses and non-cash tax benefits from excess tax deductions related to share-based awards; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; income/expense from the adjustment of contingent consideration previously recorded for acquisitions; dividend and deemed dividend to non-controlling preferred shareholders; the one-time income tax expense recognized in the fourth quarter of 2017 as a result of the Toll Charge imposed by the TCJA and the subsequent re-evaluation for the fourth quarter of 2018 and adjustment of the tax expense previously recognized for the Toll Charge; the resulting recognition of a previously unrecognized tax benefit and recording of an uncertain tax position related to the balance of the Toll Charge; and interest expense recognize in connection with the Toll Charge. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

[4]

The tax benefit recognized and the unrecognized tax benefit in relation to the Toll Charge may be subject to further adjustment in subsequent periods based on future facts and circumstances and on management’s further judgment and estimates.

Sohu’s management believes excluding share-based compensation expense, changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; non-cash tax benefits from excess tax deductions related to share-based awards; income/expense from the adjustment of contingent consideration previously recorded for acquisitions; dividend and deemed dividend to non-controlling preferred shareholders; and income tax expense, income tax benefit, uncertain tax position, and interest recognized in relation to the Toll Charge from its non-GAAP financial measure is useful for itself and investors. Further, the impact of share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; non-cash tax benefits from excess tax deductions related to share-based awards; income/expense from the adjustment of contingent consideration previously recorded for acquisitions; dividend and deemed dividend to non-controlling preferred shareholders; the one-time income tax expense recognized in the fourth quarter of 2017 as a result of the Toll Charge imposed by the TCJA and the subsequent re-evaluation for the fourth quarter of 2018 and adjustment of the tax expense previously recognized for the Toll Charge; the resulting recognition of a previously unrecognized tax benefit and recording of an uncertain tax position related to the balance of the Toll Charge; and interest expense recognized in connection with the Toll Charge cannot be anticipated by management and business line leaders and these expenses were not built into the annual budgets and quarterly forecasts that have been the basis for information Sohu provides to analysts and investors as guidance for future operating performance. As the impact of share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, non-cash tax benefits from excess tax deductions related to share-based awards, income/expense from the adjustment of contingent consideration previously recorded for acquisitions, and dividend and deemed dividend to non-controlling preferred shareholders does not involve subsequent cash outflow or is reflected in the cash flows at the equity transaction level, Sohu does not factor this impact in when evaluating and approving expenditures or when determining the allocation of its resources to its business segments. As a result, in general, the monthly financial results for internal reporting and any performance measures for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, non-cash tax benefits from excess tax deductions related to share-based awards, income/expense from the adjustment of contingent consideration previously recorded for acquisitions, and dividend and deemed dividend to non-controlling preferred shareholders, and also excluded the one-time income tax expense recognized in the fourth quarter of 2017 as a result of the Toll Charge imposed by the TCJA and the subsequent re-evaluation for the fourth quarter of 2018 and adjustment of the tax expense previously recognized for the Toll Charge, the resulting recognition of a previously unrecognized tax benefit and recording of an uncertain tax position related to the balance of the Toll Charge, and interest expense recognized in connection with the Toll Charge.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Sohu’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Sohu.com Limited and diluted net income attributable to Sohu.com Limited per share, excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards, income/expense from the adjustment of contingent consideration previously recorded for acquisitions, dividend, and deemed dividend to non-controlling preferred shareholders is that the impact of share-based awards and non-cash tax benefits from excess tax deductions related to share-based awards has been and will continue to be a significant recurring expense in Sohu’s business for the foreseeable future, income/expense from the adjustment of contingent consideration previously recorded for acquisitions may recur in the future, and dividend and deemed dividend to non-controlling preferred shareholders may recur when Sohu and its affiliates enter into equity transactions. In order to mitigate these limitations Sohu has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between the GAAP financial measures that are most directly comparable to the non-GAAP financial measures that have been presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Sohu’s unaudited interim financial statements prepared in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. It is currently expected that the Business Outlook will not be updated until release of Sohu’s next quarterly earnings announcement; however, Sohu reserves right to update its Business Outlook at any time for any reason. Statements that are not historical facts, including statements about Sohu’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, instability in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations, including their potential impact on the Chinese economy and on Sohu’s reported US dollar results; recent slow-downs in the growth of the Chinese economy; the uncertain regulatory landscape in the People’s Republic of China; fluctuations in Sohu’s quarterly operating results; Sohu’s current and projected future losses due to increased spending by Sohu for video content; the possibilities that Sohu will be unable to recoup its investment in video content and that Changyou will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; Sohu’s reliance on online advertising sales, online games and mobile services for its revenues; and the impact of the U.S. TCJA. Further information regarding these and other risks is included in Sohu’s annual report on Form 20-F for the year ended December 31, 2018, and other filings with the Securities and Exchange Commission.

Conference Call and Webcast

Sohu’s management team will host a conference call at 8:30 a.m. U.S. Eastern Time, April 29, 2019 (8:30 p.m. Beijing/Hong Kong time, April 29, 2019) following the quarterly results announcement.

The dial-in details for the live conference call are:

US Toll-Free:	+1-866-519-4004
International:	+65-6713-5090
Hong Kong:	+852-3018-6771
China Mainland	+86-800-819-0121 / +86-400-620-8038
Passcode:	SOHU

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 11:30 a.m. Eastern Time on April 29 through May 6, 2019. The dial-in details for the telephone replay are:

International:	+1-646-254-3697
Passcode:	8449498

The live Webcast and archive of the conference call will be available on the Investor Relations section of Sohu’s Website at http://investors.sohu.com/.

About Sohu.com

Sohu.com Limited (NASDAQ: SOHU) is China’s premier online brand and indispensable to the daily life of millions of Chinese, providing a network of web properties and community based/web 2.0 products which offer the vast Sohu user community a broad array of choices regarding information, entertainment and communication. Sohu has built one of the most comprehensive matrices of Chinese language web properties and proprietary search engines, consisting of the mass portal and leading online media destination www.sohu.com; interactive search engine www.sogou.com; developer and operator of online games www.changyou.com/en/ and leading online video website tv.sohu.com.

Sohu’s corporate services consist of online brand advertising on Sohu’s matrix of websites as well as bid listing and home page on its in-house developed search directory and engine. Sohu also provides multiple news and information services on mobile platforms, including Sohu News App and the mobile news portal m.sohu.com. Sohu’s online game subsidiary, Changyou.com (NASDAQ: CYOU) develops and operates a diverse portfolio of PC and mobile games, such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China. Changyou also owns and operates the 17173.com Website, a leading game information portal in China. Sohu’s online search subsidiary Sogou (NYSE: SOGO) has grown to become the second largest search engine by mobile queries in China. It also owns and operates Sogou Input Method, the largest Chinese language input software. Sohu.com, established by Dr. Charles Zhang, one of China’s internet pioneers, is in its twenty-third year of operation.

For investor and media inquiries, please contact:

In China:

Ms. Pu Huang
Sohu.com Limited

Tel:	+86 (10) 6272-6645
E-mail:	ir@contact.sohu.com

In the United States:

Ms. Linda Bergkamp
Christensen

Tel:	+1 (480) 614-3004
E-mail:	lbergkamp@christensenir.com

SOHU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended
	Mar. 31, 2019	Dec. 31, 2018	Mar. 31, 2018
Revenues:
Online advertising
Brand advertising	$42,981	$57,222	$56,254
Search and search-related advertising	234,130	276,666	220,301

Subtotal	277,111	333,888	276,555

Online games	99,054	94,106	105,461
Others	55,215	54,204	72,979

Total revenues	431,380	482,198	454,995

Cost of revenues:
Online advertising
Brand advertising (includes stock-based compensation expense of $38, $-34, and $-657, respectively)	34,305	42,485	50,611
Search and search-related (includes stock-based compensation expense of $27, $$-48, and $219 respectively)	178,824	183,678	144,696

Subtotal	213,129	226,163	195,307

Online games (includes stock-based compensation expense of $0, $7, and $-12, respectively)	14,362	14,499	17,119
Others	32,734	35,633	48,407

Total cost of revenues	260,225	276,295	260,833

Gross profit	171,155	205,903	194,162
Operating expenses:
Product development (includes stock-based compensation expense of $1,019, $919, and $715, respectively)	100,434	108,611	111,543
Sales and marketing (includes stock-based compensation expense of $120, $216, and $-89, respectively)	85,454	102,112	90,273
General and administrative (includes stock-based compensation expense of $911, $470, and $-2,520, respectively)	23,833	26,828	23,836
Goodwill impairment and impairment of intangibles via acquisitions of businesses	7,245	16,369 [5]	—

Total operating expenses	216,966	253,920	225,652

Operating loss	(45,811)	(48,017)	(31,490)
Other income	14,215	13,073	12,281
Interest income	3,795	6,457	7,808
Interest expense	(5,501)	(5,279)	(3,081)
Exchange difference	(2,662)	(378)	(9,340)

Loss before income tax expense	(35,964)	(34,144)	(23,822)
Income tax expense/(benefit)	11,208	(69,557)	63,379

Net income/(loss)	(47,172)	35,413	(87,201)

Less: Net income attributable to the noncontrolling interest shareholders	9,257	20,773	5,617

Net income/(loss) attributable to Sohu.com Limited	(56,429)	14,640	(92,818)

Basic net income/(loss) per ADS attributable to Sohu.com Limited	$(1.44)	$0.37	$(2.39)

ADS used in computing basic net loss per ADS attributable to Sohu.com Limited	39,236	39,069	38,904

Diluted net income/(loss) per ADS attributable to Sohu.com Limited	$(1.44)	$0.37	$(2.39)

ADS used in computing diluted net loss per ADS attributable to Sohu.com Limited	39,236	39,234	38,904

[5]

The impairment was mainly related to Changyou’s 17173.com website business. The launch of new initiatives for the 17173.com website fell behind schedule in the fourth quarter of 2018, and the profit outlook of the business remained uncertain. In addition, due to more stringent regulations, there was a significant decline in the number of new game launches in the market, so the number of games marketed on 17173.com also fell. As a result, Changyou determined that the future performance of 17173.com would likely fall short of expectations, and that impairment charges were required.

SOHU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Mar. 31, 2019	As of Dec. 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	$838,582	$819,713
Restricted cash	6,096	5,974
Short-term investments	1,043,372	1,041,395
Accounts receivable, net	186,112	242,361
Prepaid and other current assets	203,960	207,117

Total current assets	2,278,122	2,316,560

Long-term investments	110,433	108,356
Fixed assets, net	511,235	504,998
Goodwill	53,666	53,263
Intangible assets, net	14,954	24,118
Restricted time deposits	178,483	244,179
Prepaid non-current assets	2,850	3,107
Other assets[6]	70,269	43,928

Total assets	$3,220,012	$3,298,509

LIABILITIES
Current liabilities:
Accounts payable	$337,962	$295,954
Accrued liabilities	288,273	301,915
Receipts in advance and deferred revenue	120,168	124,782
Accrued salary and benefits	92,488	112,898
Taxes payable	89,119	93,569
Short-term bank loans	132,175	129,677
Other short-term liabilities[6]	135,530	124,085

Total current liabilities	$1,195,715	$1,182,880

Long-term accounts payable	766	752
Long-term Bank Loans	223,889	302,323
Long-term tax liabilities	263,432	259,603
Other long-term liabilities[6]	12,395	—

Total long-term liabilities	$500,482	$562,678

Total liabilities	$1,696,197	$1,745,558

SHAREHOLDERS’ EQUITY:
Sohu.com Limited shareholders’ equity	535,285	588,840
Noncontrolling Interest	988,530	964,111

Total shareholders’ equity	$1,523,815	$1,552,951

Total liabilities and shareholders’ equity	$3,220,012	$3,298,509

[6]

We have adopted ASU No. 2016-02, “Leases,” beginning January 1, 2019. As a result of adoption of the standard, we recognized a right-of-use asset of approximately $25 million in other assets, and a lease liability of approximately $10 million and $12 million in other short-term liabilities and other long-term liabilities, respectively, on our consolidated balance sheet as of March 31, 2019.

SOHU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended Mar. 31, 2019				Three Months Ended Dec. 31, 2018				Three Months Ended Mar. 31, 2018
	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP
		38	(a)			(34)	(a)			(657)	(a)

Brand advertising gross profit	$8,676	$38		$8,714	$14,737	$(34)		$14,703	$5,643	$(657)		$4,986

Brand advertising gross margin	20%			20%	26%			26%	10%			9%

		27	(a)			(48)	(a)			219	(a)

Search and search-related advertising gross profit	$55,306	$27		$55,333	$92,988	$(48)		$92,940	$75,605	$219		$75,824

Search and search-related advertising gross margin	24%			24%	34%			34%	34%			34%

		65	(a)			(82)	(a)			(438)	(a)

Online advertising gross profit	$63,982	$65		$64,047	$107,725	$(82)		$107,643	$81,248	$(438)		$80,810

Online advertising gross margin	23%			23%	32%			32%	29%			29%

		—	(a)			7	(a)			(12)	(a)

Online games gross profit	$84,692	$—		$84,692	$79,607	$7		$79,614	$88,342	$(12)		$88,330

Online games gross margin	86%			86%	85%			85%	84%			84%

Others gross profit	$22,481	$—	(a)	$22,481	$18,571	$—	(a)	$18,571	$24,572	$—	(a)	$24,572

Others gross margin	41%			41%	34%			34%	34%			34%

		65	(a)			(75)	(a)			(450)	(a)

Gross profit	$171,155	$65		$171,220	$205,903	$(75)		$205,828	$194,162	$(450)		$193,712

Gross margin	40%			40%	43%			43%	43%			43%

Operating expenses	$216,966	$(2,050)	(a)	$214,916	$253,920	$(1,605)	(a)	$252,315	$225,652	$1,894	(a)	$227,546

		2,115	(a)			1,530	(a)			(2,344)	(a)

Operating loss	$(45,811)	$2,115		$(43,696)	$(48,017)	$1,530		$(46,487)	$(31,490)	$(2,344)		$(33,834)

	Three Months Ended Mar. 31, 2019				Three Months Ended Dec. 31, 2018				Three Months Ended Mar. 31, 2018
	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP
Operating margin	-11%			-10%	-10%			-10%	-7%			-7%

Income tax benefit/(expense)	$(11,208)	$1,778	(c,d)	$(9,430)	$69,557	$(74,160)	(c,d)	$(4,603)	$(63,379)	$—		$(63,379)

		2,115	(a)			1,530	(a)			(2,344)	(a)
		(744)	(c)			267	(c)			—
		1,531	(d)			(74,071)	(d)			—

Net income/(loss) before non-controlling interest	$(47,172)	2,902		(44,270)	$35,413	(72,274)		(36,861)	$(87,201)	$(2,344)		$(89,545)

		2,115	(a)			1,530	(a)			(2,344)	(a)
		(798)	(b)			(976)	(b)			(2,102)	(b)
		(744)	(c)			267	(c)			—
		1,531	(d)			(74,071)	(d)			—	(d)

Net income/(loss) attributable to Sohu.com Limited for diluted net loss per ADS	$(56,650)	2,104		(54,546)	$14,511	(73,250)		(58,739)	$(92,925)	$(4,446)		(97,371)

Diluted net income/(loss) per ADS attributable to Sohu.com Limited	$(1.44)			(1.39)	$0.37			(1.50)	$(2.39)			(2.50)

Shares used in computing diluted net loss per ADS attributable to Sohu.com Limited	39,236			39,236	39,234			39,069	38,904			38,904

Note:

(a)	To eliminate the impact of share-based awards as measured using the fair value method. This adjustment does not have an impact on income tax expense.
(b)	To adjust Sohu’s economic interests in Changyou and Sogou attributable to the above non-GAAP adjustments. This adjustment does not have an impact on income tax expense.
(c)	To adjust for a change in the fair value of the Company’s investment in Hylink and the income tax effect.
(d)	To adjust for the effect of the U.S. TCJA.